EXHIBIT 99.1

B Communications’ update with respect to its ownership interest in Bezeq

Ramat Gan, Israel - February 1, 2016 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) (the “Company”) announces the following update with respect to its ownership interest in Bezeq The Israel Telecommunications Corp. Ltd. (“Bezeq”):

As part of the Company’s acquisition of the controlling interest in Bezeq, the Company, its parent company, Internet Gold - Golden Lines Ltd., two of its subsidiaries, B Communications (SP1) Ltd. and B Communications (SP2) Ltd. and other members of the Eurocom Group, (together the “Parties”) were granted a Control Permit, pursuant to the Israeli Communications Law and Communications Order. According to the Control Permit, the Parties must hold not less than 30% of any type of “means of control of Bezeq. However, according to Article 3(a3) of the Communications Order, which is included as part of the Control Permit, the Parties may hold less than 30% under certain circumstances, including that the Parties control Bezeq and maintain at least a 25% ownership interest in Bezeq.

Accordingly, the Parties are entitled to sell a portion of their Bezeq shares to the extent they will retain at least 25% of the outstanding Bezeq shares, and no amendment to the Control Permit or the Indenture (the “Indenture”) governing the Company’s 7⅜% Senior Secured Notes (the “Notes”) is necessary or required in order for the B-Com Group to sell Bezeq shares in excess of their 25% holding in Bezeq.

According to the terms of the Indenture, the net proceeds of Bezeq shares held by the Company and/or its subsidiaries SP1 and SP2 (together, the “B-Com Group”) which will be sold pursuant to the terms set forth in the Indenture will be deposited into the Company’s “Lockbox Account” and subject to other customary conditions and covenants relating to asset sales and release of liens on sold assets.

The Company is evaluating its options and will comply with the terms of the Control Permit and the Indenture and is currently examining a potential execution of a sale transaction, depending, among others, on market conditions.

“We see the abovementioned situation in a very positive light and as an improvement for our financial flexibility. We intend to continue to focus on our efforts to improve our debt and equity metrics. We will move forward to our next phase and will try to take advantage of this situation, by executing one selling transaction” said Doron Turgeman, CEO of B Communications.

About B Communications Ltd.:

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com/Tel: +972-3-924-0000

Investor relations contacts:

ISRAEL

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il /Tel: +972-3-516-7620

INTERNATIONAL

Philip Carlson / Brad Nelson – KCSA

bcom@kcsa.com / Tel: +1-212-896-1233 / 1217